The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities has been declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-101174

PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued January 21, 2003
(To Prospectus dated November 13, 2002)

6,000,000

COMMON STOCK

We are offering 6,000,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “AGIX.” On January 16, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $7.46 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and the risk factors incorporated by reference into the accompanying prospectus.

PRICE $                    A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	AtheroGenics

Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 900,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on                     , 2003.

MORGAN STANLEY	LEHMAN BROTHERS

LAZARD	ADAMS, HARKNESS & HILL, INC.

                    , 2003

PROSPECTUS SUPPLEMENT SUMMARY
ATHEROGENICS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNDERWRITERS
LEGAL MATTERS
ABOUT THIS PROSPECTUS
ATHEROGENICS
USE OF PROCEEDS
DILUTION
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Prospectus Supplement

Prospectus

      This prospectus supplement and the prospectus dated November 13, 2002 relate to the offer and sale by us of up to 6,000,000 shares of our common stock, and up to an additional 900,000 shares if the underwriters exercise their over-allotment option. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell the shares of common stock, and are seeking offers to buy the shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, or the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the shares of common stock.

      In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, “AtheroGenics,” “we,” “us” and “our” refer to AtheroGenics, Inc.

      We own or have rights to trademarks or trade names that we use in connection with the operation of our business. AtheroGenics and associated design, AGI and Oxykine are registered trademarks of AtheroGenics, Inc. We also claim common law trademark rights in the marks v-protectant and AtheroGenics. This prospectus supplement and the accompanying prospectus also include trademarks owned by other persons.

i

PROSPECTUS SUPPLEMENT SUMMARY

      This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors,” the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

ATHEROGENICS

      AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis), rheumatoid arthritis, organ transplant rejection and asthma. We have developed a proprietary vascular protectant, or v-protectant, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant platform, we have four drug development programs in the clinic and are pursuing a number of other preclinical programs.

      AGI-1067 is our v-protectant candidate that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary heart disease, or CHD, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. More than 14 million people in the United States currently have diagnosed CHD. There are no medications available for physicians to treat directly the underlying chronic inflammation associated with CHD. Instead, physicians treat risk factors, such as high cholesterol and high blood pressure, to slow the progression of the disease. The anti-inflammatory mechanism of AGI-1067 represents a novel, direct therapeutic approach that may be suitable as a chronic treatment for all patients with CHD, including those without traditional risk factors.

      We have completed a successful 305-patient Phase II clinical trial, called CART-1 (Canadian Antioxidant Restenosis Trial), that demonstrated the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis, a condition that affects many patients with CHD. In particular, CART-1 data also showed that after only six weeks of therapy, there was an apparent anti-atherosclerotic effect in blood vessels adjacent to the angioplasty site, but not involved in the angioplasty. The trial also demonstrated that AGI-1067 was well tolerated, with no increase in adverse events versus placebo. Based on the results of a subsequent End of Phase II meeting with the U.S. Food and Drug Administration, we have proceeded to develop a Phase III clinical trial protocol to evaluate AGI-1067 for the treatment of atherosclerosis. We are currently preparing to initiate the Phase III clinical trial.

      The Phase III trial, referred to as ARISE (Aggressive Reduction of Inflammation Stops Events), will be conducted in cardiac centers in the United States, Canada and South Africa, and will evaluate the impact of AGI-1067 on important outcome measures such as death due to coronary disease, myocardial infarction, stroke, coronary re-vascularization and unstable angina in patients who have CHD. The study will assess the incremental benefits of AGI-1067 versus the current standard of care in this patient population. As such, all patients in the trial, including those on placebo, will be receiving other appropriate heart disease medications, including statins and other cholesterol-lowering therapies, high blood pressure medications and anti-clotting agents. ARISE will enroll 4,000 patients who will be followed for an average of 18 months or until a minimum of 1,160 primary events, or outcome measures, have occurred.

      The CART-2 Phase IIb clinical trial for AGI-1067, which commenced in December 2001, is ongoing. CART-2 is a 500-patient clinical trial that examines the effect of 12 months of AGI-1067 therapy on atherosclerosis and post angioplasty restenosis.

      AGIX-4207, our second v-protectant candidate, is a novel oral agent being developed for the treatment of the signs and symptoms of rheumatoid arthritis. In September 2002, we commenced a Phase II clinical trial to evaluate the effect of orally administered AGIX-4207 on biomarkers of inflammation in patients currently being treated with infusions of infliximab (Remicade™). The initial Phase I clinical trial, completed in

February 2002, demonstrated that AGIX-4207 was safe and well tolerated over the single and multiple dose ranges studied.

      AGIX-4207 I.V., our third v-protectant candidate, is an intravenous drug designed to treat rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. In April 2002, we completed a Phase I clinical trial to assess the safety and tolerability of AGIX-4207 I.V. in healthy volunteers. The results from this trial demonstrated that single infusions of AGIX-4207 I.V. were well tolerated and adverse events were generally mild and not considered clinically significant.

      Our fourth v-protectant candidate, AGI-1096, is a novel antioxidant and selective anti-inflammatory agent which is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We commenced a Phase I clinical trial in February 2002 to assess the safety and tolerability of AGI-1096 in healthy volunteers. The results of the AGI-1096 clinical trial data demonstrated the drug was well tolerated at all oral doses, with no drug-related adverse events.

      We have identified additional potential v-protectant candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants to determine lead drug candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization. We will continue to expand upon our v-protectant technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

      In June 2001, we entered into a worldwide exclusive license agreement with National Jewish Medical and Research Center of Denver, Colorado to discover and develop novel therapeutics based on MEK kinase (MEKKs) and related technology for the treatment of inflammation. MEKKs are a family of intracellular signaling molecules that we believe play an important role in immuno-inflammatory diseases, such as asthma. We believe this new technology will provide a broad and synergistic platform for the discovery and development of a new class of anti-inflammatory drug candidates.

      We were incorporated in Georgia in 1993. Our principal office is located at 8995 Westside Parkway, Alpharetta, Georgia 30004 and our telephone number is (678) 336-2500. Our website is located at www.atherogenics.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document only as a reference.

THE OFFERING

Common stock offered	6,000,000 shares

Common stock to be outstanding after the offering	34,133,560 shares

Use of proceeds	For our AGI-1067 Phase III clinical development program, other research and development activities and general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	AGIX

      The foregoing information is based on 28,133,560 shares of our common stock outstanding as of December 31, 2002 and excludes:

•	3,895,420 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price per share of $4.06;

•	283,622 shares issuable upon exercise of outstanding warrants at a weighted average exercise price per share of $4.41; and

•	941,701 additional shares available for future grant or issuance under our stock option plans.

      Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option in this offering.

SUMMARY FINANCIAL DATA

      We derived the following information from our audited financial statements as of and for the years ended December 31, 1997 through 2001, and unaudited financial statements as of and for the nine months ended September 30, 2001 and 2002. The following information should be read in conjunction with our financial statements and related notes incorporated by reference in the accompanying prospectus.

      The summary statement of operations data for the nine months ended September 30, 2001 and 2002, and the balance sheet data as of September 30, 2002, are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Statement of Operations Data:
Revenues:
License fees	$—	$—	$555,556	$3,333,333	$1,111,111	$1,111,111	$—
Research and development	—	—	791,653	4,826,370	2,398,429	1,339,067	—

Total revenues	—	—	1,347,209	8,159,703	3,509,540	2,450,178	—
Operating expenses:
Research and development	4,656,478	8,954,904	9,041,345	12,815,788	16,884,027	11,654,926	16,403,313
General and administrative	988,230	1,573,807	2,593,017	3,035,559	3,979,813	2,837,846	2,997,487
Amortization of deferred stock compensation	—	—	85,480	7,972,728	2,652,031	1,836,212	1,442,017

Total operating expenses	5,644,708	10,528,711	11,719,842	23,824,075	23,515,871	16,328,984	20,842,817

Operating loss	(5,644,708)	(10,528,711)	(10,372,633)	(15,664,372)	(20,006,331)	(13,878,806)	(20,842,817)
Net interest income (expense)	485,392	(205,130)	(60,617)	1,714,850	2,366,748	1,966,682	779,885

Net loss	$(5,159,316)	$(10,733,841)	$(10,433,250)	$(13,949,522)	$(17,639,583)	$(11,912,124)	$(20,062,932)

Basic and diluted net loss per share	$(2.25)	$(4.45)	$(4.27)	$(1.30)	$(0.68)	$(0.47)	$(0.72)

Shares used in computing basic and diluted net loss per share	2,292,966	2,409,948	2,443,237	10,747,773	26,010,347	25,409,593	27,927,575

	As of September 30, 2002

	Actual	As Adjusted(1)

	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$41,200,302	$82,774,702
Working capital	37,211,455	78,785,855
Total assets	44,887,713	86,462,113
Long-term obligations, less current portion	447,679	447,679
Common stock	122,106,327	163,680,727
Deferred compensation	(1,584,486)	(1,584,486)
Accumulated deficit	(81,340,919)	(81,340,919)
Total shareholders’ equity	39,860,498	81,434,898

(1)	As adjusted data reflects the net proceeds from the sale of 6,000,000 shares of common stock in this offering at an assumed public offering price of $7.46 per share, which is the reported last sale price of our common stock on January 16, 2003, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

      You should carefully consider the risks described below and in the documents incorporated by reference in the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference into the accompanying prospectus. The risks and uncertainties we describe below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. If any of these risks or uncertainties occur, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Company and Business

          If AGI-1067 fails in clinical trials, we may not be able to generate future revenues or become profitable.

      AGI-1067 is our lead compound. This compound could fail in clinical trials if we show it is ineffective or causes unacceptable side effects in the patients we treated. Failure in clinical trials for AGI-1067 would have a material adverse effect on our ability to generate revenue or become profitable.

          We have a history of operating losses, and we may not generate revenue or achieve profitability in the future.

      Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct preclinical tests in animals and clinical trials in human beings, obtain the necessary regulatory approvals, and manufacture and market the resulting drugs. We have experienced operating losses since we began operations in 1994. As of September 30, 2002, we had an accumulated deficit of approximately $81.3 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, preclinical, clinical, manufacturing and marketing efforts expand. Except for an initial licensing fee and research and development revenue paid to us under a license agreement that has since been terminated, we have had no significant revenue to date.

          If we need additional financing and cannot obtain it, we may not be able to develop or market our products.

      We may encounter increased costs due to unanticipated changes in our product development or commercialization plans. If these costs exceed our available funds, we will need to seek additional financing. If additional funds are not available, we may need to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain of our products or potential markets.

          If we do not successfully develop our other product candidates, we will have a limited ability to generate revenue.

      All of our other clinical programs, AGIX-4207, AGIX-4207 I.V. and AGI-1096, are in the early stages of development and are subject to the risks of failure inherent in developing drug products based on new technologies. We do not expect any of our potential product candidates to be commercially available until at least 2005. Our drug discovery efforts may not produce any other proprietary product candidates.

          If we fail to demonstrate adequately the safety and efficacy of a product candidate, we will not be able to commercialize that product candidate.

      We cannot assure you that any product candidate we develop, alone or with others, will prove safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive regulatory approval. If we fail to adequately demonstrate safety and efficacy for any product candidate, we will not be able to commercialize that product candidate. Our failure to commercialize a product candidate will materially adversely affect our revenue opportunities. We will need to conduct significant research, preclinical testing and clinical trials before we can file product approval applications with the Food and Drug Administration and similar regulatory authorities in other countries. Preclinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage.

      The FDA or we may suspend our clinical trials at any time if either of us believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. We must conduct clinical trials in accordance with the FDA’s Good Clinical Practices. The FDA and these institutional review boards have authority to oversee our clinical trials and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates that we use in our clinical trials under the FDA’s Good Manufacturing Practices.

      Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat it.

      Also, even if the FDA approves a New Drug Application for any of our product candidates, the resulting product may not be accepted in the marketplace. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. In addition, after approval and use in an increasing number of patients, our products could show side effect profiles that limit their usefulness or require their withdrawal although the drugs did not show the side effect profile in Phase I through Phase III clinical trials.

          We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

      We do not know whether any of our planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. We do not plan to start our Phase III clinical trial without receiving regulatory approval of the clinical trial protocol, qualifying the clinical sites, delivering materials produced by commercial scale processes to the clinical sites, as well as completing other related clinical start-up activities. Product development costs to us and our collaborators will increase if we have delays in testing or receiving approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

          Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

      We cannot commercialize any of our product candidates, including AGI-1067, AGIX-4207, AGIX-4207 I.V. and AGI-1096, to generate revenue until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

          If we do not comply with applicable regulatory requirements in the manufacture and distribution of our products, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

      Our failure to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting, and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of the product, including a withdrawal of the product from the market.

          Our failure to protect adequately or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products.

      The value of our intellectual property rights and our ability to operate our business could be adversely affected if we are unable to protect adequately or enforce these rights or secure necessary rights from third parties. Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. In addition, we may not be able to obtain patent rights on products, treatment methods or manufacturing processes that we may develop or to which we may obtain license or other rights. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

      Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications do not publish until 18 months from their priority date. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may need to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this prospectus. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates or proposed product candidates, which would adversely affect our business.

      Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

      Our commercial success will also depend on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without breaching our agreements with our patent licensors. We have obtained exclusive licenses to technologies from Emory University, covering aspects of our v-protectant technology; The Regents of the University of California, covering aspects of our diagnostic technology; and National Jewish Medical and Research Center, covering aspects of our new MEKK technology platform. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with The Regents of the University of California also includes a requirement that we develop the licensed technology within certain time limits. If we fail to meet these time limits, they can terminate our license. Further, The Regents of the University of California are primarily responsible for patent prosecution of the technology we license from them, and we are required to reimburse them for the costs they incur in performing these activities. As a result, we do not have the ability to control these activities. Our license agreement with National Jewish requires us to develop the licensed technology in a timely manner. If we fail to meet these obligations, some or all of the licensed technology may revert to National Jewish.

      We also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise.

          If our competitors develop and market anti-inflammatory products that are more effective, have fewer side effects or are less expensive than our current or future product candidates, we may have limited commercial opportunities.

      It is possible that our competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive, which could adversely affect our revenue potential. Our competitors include large pharmaceutical and medical device companies and more established biotechnology companies. These competitors have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

          Third parties’ failure to synthesize and manufacture our product candidates to our specifications could delay our clinical trials or hinder our commercialization prospects.

      We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to several risks that could delay our clinical trials or hinder our commercialization prospects, which could materially adversely affect our ability to generate revenue from these product candidates. These risks include the following:

•	A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions against our potential products, including recall or seizure, total or partial suspension of production or injunction.

•	A failure to synthesize and manufacture our product candidates in accordance with our product specifications. For example, a starting material used in the manufacturing process of AGI-1067 is probucol, which physicians previously prescribed as a cholesterol-lowering agent but which its manufacturer withdrew from the market for efficacy reasons. The occurrence of a rare side effect with chronic dosing of probucol requires that we maintain a very low maximal amount of probucol in the manufacture of AGI-1067.

•	A failure to deliver product candidates in sufficient quantities in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or supply these materials in a timely manner could jeopardize the scheduled initiation or completion of these clinical trials and could have a material adverse effect on our ability to generate revenue.

      In addition, our continued dependence on third parties for the synthesis and manufacture of our future products may subject us to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

          If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize our future product candidates.

      We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

      To the extent we seek sales, marketing and distribution alliances for our future products, we face risks including the following:

•	we may not be able to find collaborators, enter into alliances on favorable terms or enter into alliances that will be commercially successful;

•	any collaborator might, at its discretion, limit the amount of resources and time it devotes to marketing our products; and

•	any collaborator may terminate its agreement with us and abandon our products at any time for any reason, regardless of the terms of the agreement.

          Our failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations could materially adversely affect our research and development efforts.

      We are a small company with 85 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. Loss of the services of any of our key scientific personnel and, in particular, Dr. Russell M. Medford, our President and Chief Executive Officer, could adversely affect progress of our research and development programs. Dr. Medford is the only employee with whom we have an employment agreement.

          Our failure to obtain an adequate level of reimbursement or acceptable prices for our products could diminish our revenues.

      Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third party payors.

      Government and other third party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third party private health insurance coverage may not be available to patients for any of our future products.

      The continuing efforts of government and other third party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. For example, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

          If plaintiffs bring product liability lawsuits against us, we may incur substantial financial loss or may be unable to obtain future product liability insurance at reasonable prices, if at all, either of which could diminish our ability to commercialize our future products.

      The testing and marketing of medicinal products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. We cannot assure you that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

Our quarterly operating results may fluctuate, causing volatility in our stock price.

      Our product candidates are now in research and various stages of development or clinical trials. Accordingly, we do not receive any revenues from sales of these product candidates. Our results of operations historically have fluctuated on a quarterly basis, which we expect to continue. Our results of operations at any given time will be based primarily on the following factors:

•	the status of development of our various product candidates;

•	whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	whether and when we achieve specified development or commercialization milestones; and

•	the addition or termination of research programs or funding support.

      We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuating results may cause the price of our stock to fluctuate, perhaps substantially.

Risks Related to This Offering

Our stock price has been volatile, and your investment in our stock could decline in value.

      The market price of our common stock, and the market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this prospectus supplement, may have a significant impact on the market price of our common stock:

•	developments concerning any research and development, manufacturing, and marketing collaborations;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

•	regulatory developments in the United States and other countries;

•	litigation;

•	economic and other external factors, including disasters or crises; or

•	period-to-period fluctuations in financial results.

      Because a small number of existing shareholders own a large percentage of our voting stock, you will have minimal influence on shareholder decisions.

      As of the date of this prospectus supplement, our executive officers, directors and greater than five percent shareholders, along with their affiliates, in the aggregate, owned approximately 33% of our outstanding common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

      Our shareholder rights plan and anti-takeover provisions in our charter documents may make an acquisition of us, which may benefit our shareholders, more difficult.

      Our shareholder rights plan and provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us. These documents include provisions that:

•	allow our shareholders the right to acquire common stock from us at discounted prices in the event a person acquires 15% or more of our common stock or announces an attempt to do so without our board of directors’ prior consent;

•	authorize the issuance of “blank check” preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	limit who may call a special meeting of shareholders;

•	require shareholder action without a meeting by unanimous written consent;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

•	establish a staggered board of directors whose members can only be dismissed for cause;

•	adopt the fair price requirements and rules regarding business combinations with interested shareholders set forth in Article 11, Parts 2 and 3 of the Georgia Business Corporation Code; and

•	require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

         New investors in our common stock will experience immediate and substantial dilution.

      The offering price to the public is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $5.07 in net tangible book value per share of common stock based on an assumed offering price to the public of $7.46 per share. Investors may incur additional dilution upon the exercise of outstanding stock options and warrants.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain certain information regarding our financial projections, plans and strategies that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should” and “continue” or similar words.

These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements which address our strategy and operating performance, events or developments that we expect or anticipate will occur in the future, such as projections of our future results of operations or of our financial condition, the status of any collaborative agreements, the research and development of our product candidates and anticipated trends in our business.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

•	competitive factors;

•	general economic conditions;

•	the ability to develop safe and effective drugs;

•	the ability to enter into future collaborative agreements;

•	the variability of royalty, license and other revenue;

•	the adequacy of our cash resources;

•	the failure to achieve positive results in clinical trials;

•	the failure to receive regulatory approval to market our product candidates;

•	uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

•	governmental regulation and suspension;

•	technological change;

•	changes in industry practices; and

•	one-time events.

      You should also consider carefully the statements under “Risk Factors” in this prospectus supplement and other sections of the documents incorporated by reference into the accompanying prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Discussions containing forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended subsequent to our filing of that Form 10-K with the SEC, as well as any amendments to those documents reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement.

USE OF PROCEEDS

      We estimate that the net proceed from the sale of the 6,000,000 shares of common stock that we are offering will be approximately $41.6 million, based on an assumed public offering price of $7.46 per share, which is the reported last sale price of our common stock on January 16, 2003, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase 900,000 additional shares in this offering, we estimate the aggregate net proceeds to us will be approximately $47.9 million. We currently intend to use a significant portion of the net proceeds from the sale of our common stock for our AGI-1067 Phase III clinical development program. We may also use the net proceeds from the sale of our common stock for research and development activities, including other clinical trials, process development and manufacturing support, and for general corporate purposes, including working capital. A portion of the proceeds may be used to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “AGIX.” As of January 16, 2003, we had approximately 147 shareholders of record.

      The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq National Market for each period indicated:

	High	Low

Year ended December 31, 2001
First quarter	$7.13	$5.25
Second quarter	7.25	4.53
Third quarter	6.76	3.95
Fourth quarter	6.10	2.71
Year ended December 31, 2002
First quarter	$7.71	$5.51
Second quarter	8.35	6.27
Third quarter	7.47	4.71
Fourth quarter	7.41	5.65
Year ended December 31, 2003
First quarter (through January 16, 2003)	$7.62	$6.96

      On January 16, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $7.46 per share.

DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

CAPITALIZATION

      The following table presents our unaudited capitalization and other data as of September 30, 2002 on:

•	an actual basis; and

•	an as adjusted basis to give effect to this offering at an assumed public offering price of $7.46 per share.

	As of September 30, 2003

	Actual	As Adjusted

Cash, cash equivalents and short-term investments	$41,200,302	$82,774,702

Equipment loan facility, net of current portion	$447,679	$447,679
Shareholders’ equity
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	—	—
Common stock, no par value; 100,000,000 shares authorized; 28,128,099 shares outstanding actual; 34,128,099 shares outstanding as adjusted for this offering	122,106,327	163,680,727
Warrants	678,076	678,076
Deferred stock compensation	(1,584,486)	(1,584,486)
Accumulated deficit	(81,340,919)	(81,340,919)
Accumulated other comprehensive income	1,500	1,500

Total shareholders’ equity	39,860,498	81,434,898

Total capitalization	$40,308,177	$81,882,577

DILUTION

      As of September 30, 2002, our net tangible book value was approximately $39.9 million, or approximately $1.42 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the 28,128,099 shares of our common stock outstanding as of September 30, 2002. After giving effect to our sale of 6,000,000 shares of common stock in this offering at the assumed offering price of $7.46 per share, after deducting estimated underwriting discounts and commissions and estimated offering costs, the net tangible book value as of September 30, 2002 would have been approximately $81.4 million or approximately $2.39 per share. This represents an immediate increase in net tangible book value of $0.97 per share to existing shareholders and an immediate dilution in net tangible book value of $5.07 per share to new investors purchasing shares of common stock at the assumed offering price.

      The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of common stock		$7.46
Net tangible book value per share as of September 30, 2002	$1.42
Increase in net tangible book value per share attributable to new investors	0.97

Net tangible book value per share after giving effect to this offering		2.39

Dilution in net tangible book value per share to new investors		$5.07

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Lazard Frères & Co. LLC and Adams, Harkness & Hill, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Lazard Frères & Co. LLC
Adams, Harkness & Hill, Inc.

Total	6,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of various legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $                    a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions would be $                    and total proceeds to us would be $                    .

      The underwriting discounts and commissions will be determined by negotiations between us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $500,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	in our case, to (1) the sale of the common stock offered hereby; (2) the issuance by us of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement; and (3) the grant of options to purchase our common stock under our stock option plans; or

•	in the case of our directors and executive officers, to (1) the sale of any shares of common stock to the underwriters; (2) the exercise of any options or warrants granted or issued by us; (3) certain transfers of shares of common stock as a bona fide gift or gifts or by will or intestacy, so long as the transferee agrees to be bound by the restrictions set forth above; and (4) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      The underwriters and dealers may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, our common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus has been passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. Davis Polk & Wardwell of Menlo Park, California is acting as counsel for the underwriters.

PROSPECTUS

$75,000,000

COMMON STOCK

From time to time, we may sell common stock. We will provide the specific terms of these transactions in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the Nasdaq National Market under the symbol AGIX.

The principal executive offices of AtheroGenics are located at 8995 Westside Parkway, Alpharetta, Georgia 30004 and our telephone number is (678) 336-2500.

Investing in our common stock involves a high degree of risk.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 13, 2002.

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”). You should rely only on the information we have provided or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any of the materials that we have incorporated into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security.

      AtheroGenics, Inc. and associated design, AGI and Oxykine are trademarks of AtheroGenics, Inc. This prospectus also refers to trade names and trademarks of other organizations.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total amount of $75 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information related to this offering. Please read carefully both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

ATHEROGENICS

      AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis), rheumatoid arthritis, organ transplant rejection and asthma. We have developed a proprietary vascular protectant, or v-protectant, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant platform, we have four drug development programs in the clinic and are pursuing a number of other preclinical programs.

      AGI-1067 is our v-protectant candidate that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. We are currently cooperating with the Food and Drug Administration on developing clinical protocols for a Phase III program for AGI-1067 for an atherosclerosis indication. The CART-2 (Canadian Antioxidant Restenosis Trial) Phase IIb clinical trial for AGI-1067, which commenced in December 2001, is ongoing. CART-2 is a 500-patient clinical trial that examines the effect of 12 months of AGI-1067 therapy on atherosclerosis and post angioplasty restenosis. CART-2 follows our positive findings of a Phase II clinical trial, CART-1, that assessed in 305 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. CART-1 data showed that after only six weeks of therapy, there was a reduction in restenosis rates and an apparent anti-atherosclerosis effect in blood vessels adjacent to the angioplasty site. Our Phase II clinical trial program follows the successful completion of seven Phase I clinical trials comprising more than 150 men and women.

      AGIX-4207, our second v-protectant candidate, is a novel oral agent being developed for the treatment of the signs and symptoms of rheumatoid arthritis. In September 2002, we commenced a Phase II clinical trial to evaluate the effect of orally administered AGIX-4207 on biomarkers of inflammation in patients currently being treated with infusions of infliximab (Remicade™). The initial Phase I clinical trial, completed in February 2002, demonstrated that AGIX-4207 was safe and well tolerated over the single and multiple dose ranges studied.

      AGIX-4207 I.V., our third v-protectant candidate, is an intravenous drug designed to treat rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. In April 2002, we completed a Phase I clinical trial to assess the safety and tolerability of AGIX-4207 I.V. in healthy volunteers. The results from this trial demonstrated that single infusions of AGIX-4207 I.V. were well tolerated and adverse events were generally mild and not considered clinically significant.

      Our fourth v-protectant candidate, AGI-1096, is a novel antioxidant and selective anti-inflammatory agent which is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We commenced a Phase I clinical trial in February 2002 to assess the safety and tolerability of AGI-1096 in healthy volunteers. The results of the AGI-1096 clinical trial data demonstrated the drug was well tolerated at all oral doses, with no drug-related adverse events.

      We have identified additional potential v-protectant candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants to determine lead drug candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization. We will continue to expand upon our v-protectant technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

      In June 2001, we entered into a worldwide exclusive license agreement with National Jewish Medical and Research Center of Denver, Colorado to discover and develop novel therapeutics based on MEK kinase (MEKKs) and related technology for the treatment of inflammation. MEKKs are a family of intracellular signaling molecules that we believe play an important role in immuno-inflammatory diseases, such as asthma. We believe this new technology will provide a broad and synergistic platform for the discovery and development of a new class of anti-inflammatory drug candidates.

      We were incorporated in Georgia in 1993. Our principal office is located at 8995 Westside Parkway, Alpharetta, Georgia 30004 and our telephone number is (678) 336-2500. Our website is located at www.atherogenics.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document only as a reference.

USE OF PROCEEDS

      Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock for research and development activities, including clinical trials, process development and manufacturing support, and for general corporate purposes, including working capital. A portion of the proceeds may be used to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DILUTION

      You may incur immediate dilution if you purchase shares of our common stock under this prospectus and any applicable prospectus supplement, and that dilution could be material. If you will incur material dilution as a result of your investment in our common stock sold under this prospectus and the applicable prospectus supplement, we will include specific information about that dilution in the prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities offered by this prospectus through underwriters or dealers, through agents, directly to one or more purchasers or through a combination of these methods. We may sell the securities from time to time at a fixed price or prices in one or more transactions, which prices may be based upon:

•	market prices prevailing at the times of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

      The prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names or any underwriters, if any;

•	the public offering or purchase price of the securities and proceeds we will receive from the sale;

•	any overallotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

      If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in an underwriting agreement that we will enter into with the underwriters, and the names of the underwriters and terms of the transaction will be set forth in the prospectus supplement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

      We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-effort basis for the period of its appointment.

      We may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If we utilize a dealer in any sale of the securities in respect of which the prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We will describe the conditions to these contracts and the commissions we must pay for solicitations of these contracts in the prospectus supplement.

      We may provide agents, underwriters or dealers with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Underwriters, agents or dealers, and their associates, may engage in transactions with or perform services, including investment banking or advisory services, for us in the ordinary course of business.

      To the extent permitted by and in accordance with Regulation M under the Exchange Act, any underwriter may engage in overallotments, stabilizing transactions, short covering transactions and penalty bids. Overallotments involve sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

      To the extent permitted by and in accordance with Regulation M under the Exchange Act, any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value. As of November 8, 2002, there were 28,128,099 shares of common stock outstanding and no shares of preferred stock outstanding.

      The description set forth below provides a summary of our capital stock and describes some of the provisions of our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, in addition to provisions of other agreements with our shareholders. The following summary is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, copies of which have been filed as exhibits to or are incorporated by reference in the registration statement of which this prospectus is a part.

Common Stock

      Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis as may be declared by the board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of AtheroGenics, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of AtheroGenics.

Preferred Stock

      Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Shareholder Rights Agreement

      On November 9, 2001, our board of directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of our common stock. Until the rights become exercisable, the rights will trade automatically with our common stock and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of our common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 15% of our common stock will be permitted to acquire up to an aggregate of 20% of our outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of our common stock, or a person or group who had previously acquired 15% or more of our common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of our common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

      If we are acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s shares equal value to those obtainable if the rights were exercisable in our stock.

      The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with our board prior to attempting a takeover. Our board of directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

Effects of Certain Provisions of Our Articles of Incorporation, Bylaws and Georgia Law

      Classified Board and Removal of Directors. Our articles of incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

      Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

      Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals must be provided to us in writing at least 120 days before the date of our previous year’s proxy statement, as provided in Rule 14a-8 under the Exchange Act. Director nominations must be provided to us in writing at least 60 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder’s notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

      Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•	subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

      The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

      The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of that business combination wholly owned by such interested shareholder.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

Listing

      Our common stock is listed on the Nasdaq National Market under the symbol “AGIX.”

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the documents we file at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the addresses listed above or from the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. The information in this prospectus supercedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2001;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and

•	Our description of our common stock included in Item 1 of the Registration Statement on Form 8-A (Registration No. 0-31261), as filed on August 4, 2000.

      We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date we sell all of the securities registered on the registration statement of which this prospectus forms a part. The documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

8995 Westside Parkway
Alpharetta, Georgia 30004

Attention:	Ms. Donna Glasky

Manager, Corporate Communications
Telephone: (678) 336-2500

      We have not authorized anyone, including brokers and dealers, to give any information or make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person. This prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.